SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2015

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from                      to

Commission file number 1-31447

A.	Full title of the plan and address of the plan, if different from that of the issuer named below:

CenterPoint Energy Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

CenterPoint Energy, Inc.

1111 Louisiana Street

Houston, Texas 77002

CENTERPOINT ENERGY SAVINGS PLAN

Other supplemental schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Plan Administrator of

the CenterPoint Energy Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the CenterPoint Energy Savings Plan (the Plan) as of December 31, 2015 and 2014, and the related statement of changes in net assets available for benefits for the year ended December 31, 2015. These financial statements are the responsibility of Plan management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by Plan management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2015 and 2014, and the changes in net assets available for benefits for the year ended December 31, 2015 in conformity with accounting principles generally accepted in the United States of America.

The supplemental schedule of assets (held at end of year) as of December 31, 2015 has been subjected to audit procedures performed in conjunction with the audits of the Plan’s financial statements. This supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s (DOL) Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (ERISA). The supplemental information is the responsibility of Plan management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the DOL Rules and Regulations for Reporting and Disclosure under ERISA. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Houston, Texas

June 23, 2016

CENTERPOINT ENERGY SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2015	2014
ASSETS
Investments at fair value	$1,558,260,246	$1,794,831,171
Fully benefit-responsive investment contracts at contract value	213,748,865	246,800,617

Total Investments	1,772,009,111	2,041,631,788
Receivables:
Notes receivable from participants	35,509,821	39,555,397
Dividends and interest	477,222	356,404
Participant contributions	2,404,681	1,238,260
Employer contributions	1,238,512	849,031
Pending investment transactions	3,696,659	7,580,356

Total receivables	43,326,895	49,579,448

Total Assets	1,815,336,006	2,091,211,236

LIABILITIES
Pending investment transactions	(2,932,933)	—
Other	(1,328,528)	(532,132)

Total Liabilities	(4,281,461)	(532,132)

NET ASSETS AVAILABLE FOR BENEFITS	$1,811,054,545	$2,090,679,104

See accompanying Notes to Financial Statements.

CENTERPOINT ENERGY SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2015

Investment Income (Loss):
Net depreciation in fair value of investments	$(99,779,859)
Dividends and interest	29,361,536

Net Investment Loss	(70,418,323)

Interest on notes receivable from participants	1,526,935
Contributions:
Participant	52,335,627
Employer	35,227,127
Rollover	2,981,544

Total Contributions	90,544,298

Expenses:
Benefit payments	(297,322,685)
Administrative expenses	(3,954,784)

Total Expenses	(301,277,469)

DECREASE IN NET ASSETS AVAILABLE FOR BENEFITS	(279,624,559)
NET ASSETS AVAILABLE FOR BENEFITS:
BEGINNING OF YEAR	2,090,679,104

END OF YEAR	$1,811,054,545

See accompanying Notes to Financial Statements.

CENTERPOINT ENERGY SAVINGS PLAN

Notes to Financial Statements

December 31, 2015 and 2014

1.	Description of the Plan

The following description of the CenterPoint Energy Savings Plan (Plan) provides only general information. Participants (as defined below) should refer to the Plan document for a more complete description of the Plan’s provisions. In the case of any discrepancy between this summary and the Plan document, the Plan document will govern.

(a)	General

The Plan is a defined contribution plan established in accordance with Sections 401(a) and 401(k) of the Internal Revenue Code of 1986, as amended (IRC), and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). Effective January 1, 2009, the Plan is a “safe harbor” 401(k) plan under the IRC, which means it is deemed to satisfy certain deferral and contribution nondiscrimination testing requirements.

Participants include all employees of CenterPoint Energy, Inc. (Company or CenterPoint Energy) and those subsidiaries and affiliates of the Company that have adopted the Plan except (a) employees covered by a collective bargaining agreement unless such agreement provides for participation in the Plan, (b) leased employees, (c) independent contractors and (d) non-resident aliens who receive no United States sourced income (Participants).

(b)	Contributions

Participants may make pre-tax and/or, effective October 1, 2015, Roth contributions up to 50% and after-tax contributions up to 16%, of eligible compensation, not to exceed the Internal Revenue Service (IRS) limits as defined in the Plan. Active Participants age 50 or over may contribute an additional pre-tax and/or Roth contribution not to exceed the IRS limit ($6,000 for 2015); however, the Company generally does not provide the match on such “catch-up” contributions, unless a matching contribution is required to meet the safe harbor plan provisions under the IRC. Participants may also contribute amounts representing rollover eligible distributions from other defined benefit or defined contribution plans, IRC Section 403(b) annuity plans, IRC Section 457 governmental plans or Individual Retirement Accounts. Participants direct their contributions into the various eligible investment options offered by the Plan.

All new employees are automatically enrolled in the Plan to make pre-tax contributions unless they elect otherwise. An employee who has been automatically enrolled is deemed to have elected to defer pre-tax contributions (Automatic Contribution). The initial pre-tax contribution is three percent (before January 1, 2016) or 6% (on or after January 1, 2016) of the employee’s eligible compensation on a payroll-period basis. Prior to January 1, 2016, the contribution percentage was increased by an increment of one percent on April 1 in each of the following years until it reached six percent of compensation on a payroll-period basis. Effective January 1, 2016, the initial Automatic Contribution percentage is 6%.

A notice is provided to all employees who are scheduled to be automatically enrolled in the Plan (Automatic Enrollment Notice). In general, an employee has 30 days after receiving the Automatic Enrollment Notice to elect not to make any pre-tax contributions or choose a different contribution percentage.

Contributions, including all related employer matching contributions, made under the Automatic Contribution provision of the Plan are invested in the default investment fund as defined in the Plan. Employees may elect to change the Automatic Contribution percentage and/or direct the contributions to any of the investment options offered under the Plan at any time after the commencement of the Automatic Contribution. The Company matches 100% of the first six percent of eligible compensation contributed by a Participant to the Plan (excluding catch-up contributions unless required to meet the safe harbor plan provisions under the IRC).

Participants may elect to invest all or a portion of their contributions to the Plan in the CenterPoint Energy, Inc. Common Stock Fund (CenterPoint Energy Stock Fund). In addition, Participants may elect to have dividends paid on their investment in the CenterPoint Energy Stock Fund either reinvested in the CenterPoint Energy Stock Fund or paid to them in cash, and they can transfer all or part of their investment in the CenterPoint Energy Stock Fund to the other investment options offered by the Plan. However, effective January 1, 2016, a Participant may not elect (i) that more

CENTERPOINT ENERGY SAVINGS PLAN

Notes to Financial Statements

December 31, 2015 and 2014

than 25% of future contributions (including Company matching contributions) be invested in the CenterPoint Energy Stock Fund or (ii) a transfer of any portion of his or her current account balance that would result in more than 25% of the total account balance invested in the Company Stock Fund. Furthermore, any transfer of funds into or out of the CenterPoint Energy Stock Fund and other elections under the Plan that impact investments in the CenterPoint Energy Stock Fund are subject to the Company’s Insider Trading Policy. Employer contributions are made in the form of cash and are invested in accordance with Participant elections.

Contributions are subject to certain limitations as set forth under the IRC or the limits set forth in the Plan document.

(c)	Investment Options

The Plan offered the following investment funds (Funds) as of December 31, 2015:

•	Balanced Fund

•	CenterPoint Energy Stock Fund

•	Fixed Income Fund

•	International Equity Fund

•	Large Company Growth Fund

•	Large Company Value Fund

•	S&P 500 Index Fund

•	Small Company Fund

•	Stable Value Fund

•	Vanguard Target Retirement Income Fund

•	Vanguard Target Retirement 2010 Fund

•	Vanguard Target Retirement 2015 Fund

•	Vanguard Target Retirement 2020 Fund

•	Vanguard Target Retirement 2025 Fund

•	Vanguard Target Retirement 2030 Fund

•	Vanguard Target Retirement 2035 Fund

•	Vanguard Target Retirement 2040 Fund

•	Vanguard Target Retirement 2045 Fund

•	Vanguard Target Retirement 2050 Fund

•	Vanguard Target Retirement 2055 Fund

•	Vanguard Target Retirement 2060 Fund

Upon enrollment in the Plan, Participants may direct contributions, in one percent increments, in any of the investment options; provided, however, that effective January 1, 2016, a Participant may not elect to invest more than 25% of future contributions (including Company matching contributions) in the CenterPoint Energy Stock Fund. Participants should refer to the Plan prospectus for a detailed description of each Fund.

(d)	Participant Accounts

Individual accounts are maintained for each Participant. Each Participant’s account is credited with the Participant’s contributions and with allocations of the Company contributions and Plan earnings. Each Participant’s account is also charged with an allocation of administrative expenses. Allocations are based on Participant account balances. A Participant is entitled to their vested account balance.

(e)	Vesting and Forfeitures

Participants are immediately fully vested in all contributions and actual earnings thereon. As a result, there are no forfeitures.

CENTERPOINT ENERGY SAVINGS PLAN

Notes to Financial Statements

December 31, 2015 and 2014

(f)	Notes Receivable From Participants

A Participant may borrow against their vested account balance. The maximum amount that a Participant may borrow is the lesser of (a) $50,000, reduced by the excess, if any, of the highest outstanding balance of loans to the Participant from all plans maintained by the Company or an affiliated entity during the one-year period ending on the day before the date on which such loan is made, over the outstanding balance of loans from the Plan on the date on which such loan is made or (b) 50% of the value of the Participant’s vested account balance under the Plan.

The loans are secured by the pledge of a portion of the Participant’s right, title and value of the Participant’s vested account balance under the Plan as determined immediately after the loans are made. The minimum loan amount is $500. Loans may be repaid over a period of up to five years and are subject to a $50 origination fee. Interest rates are fixed at the prime rate listed in The Wall Street Journal for the first of each month in which the loan is requested plus one percent. Loan transactions are treated as a transfer to (from) the investment fund from (to) notes receivable from participants.

(g)	Payment of Benefits

Upon termination of employment, a Participant whose account exceeds $1,000 (or $5,000 effective January 1, 2016) may elect, upon written request at any time, to receive a distribution in a single lump-sum payment or fixed monthly, quarterly, semi-annual or annual installments over a period of ten years or less. Effective January 1, 2016, a Participant may also elect a partial distribution of his or her account upon termination of employment. Such distributions are generally paid in the form of cash; however, if the Participant has investments in the CenterPoint Energy Stock Fund, the Participant may elect an in-kind distribution of the Participant’s account balance in the CenterPoint Energy Stock Fund.

Generally, to the extent a Participant has not requested a distribution by the time he or she reaches age 70 1⁄2, required minimum distributions will be made consistent with the terms and conditions of the Plan and the requirements of the IRC. Immediate lump-sum distributions are made for accounts which do not exceed $1,000 (or $5,000 effective January 1, 2016, subject to direct roll over to an individual retirement account if greater than $1,000 but not exceeding $5,000, unless the Participant directs the distribution otherwise).

A Participant who is under age 59 1⁄2 may make a withdrawal from amounts attributable to after-tax contributions and, if applicable, rollover contributions in the Plan and associated earnings. If a Participant who is under age 59 1⁄2 and has less than five years of service withdraws matched after-tax contributions, the Participant will be suspended from making after-tax contributions to the Plan for six months. A Participant who is age 59 1⁄2 or older may make unlimited withdrawals from pre-tax contributions, Roth contributions, after-tax contributions, vested portion of prior Plan accounts, rollover account and any associated earnings.

The Plan allows active participants under age 59 1⁄2 to apply for a “hardship” withdrawal from amounts attributable to pre-tax or Roth contributions (not including any earnings and gains thereon) in accordance with Plan provisions. Participants are not permitted to make any pre-tax, Roth, or after-tax contributions for a period of six months immediately following a hardship withdrawal.

(h)	Administration

The assets of the Plan are held in trust by The Northern Trust Company (Trustee). Voya has replaced Aon Hewitt as the recordkeeper for the Plan since October 1, 2015. The Benefits Committee of CenterPoint Energy, Inc. (Committee), appointed by the Board of Directors of the Company, is the Plan Administrator (Plan Administrator). The Committee retains an independent investment consultant to provide investment advice with respect to the Funds other than the CenterPoint Energy Stock Fund. Changes to the CenterPoint Energy Stock Fund may be made only by the Board of Directors of the Company.

(i)	Termination of the Plan

Although it has not expressed any intent to do so, the Company may terminate the Plan at any time subject to the provisions of ERISA and must give written notice to the Trustee.

CENTERPOINT ENERGY SAVINGS PLAN

Notes to Financial Statements

December 31, 2015 and 2014

2.	Summary of Accounting Policies

(a)	Basis of Accounting and Use of Estimates

The financial statements of the Plan are prepared on the accrual basis of accounting in conformity with generally accepted accounting principles in the United States of America (GAAP). The preparation of the Plan financial statements in conformity with GAAP requires the Plan Administrator to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and the changes in net assets available for benefits during the reporting period and, when applicable, disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

(b)	New Accounting Standards

In May 2015, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2015-07, Fair Value Measurement (Topic 820): Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent). ASU 2015-07 removes the requirement to include investments in the fair value hierarchy for which fair value is measured using the net asset value per share practical expedient under Accounting Standards Codification (ASC) 820. ASU 2015-07 is effective for the Plan retrospectively for the year ending December 31, 2016 with early adoption permitted. Plan management is currently evaluating the impact of the pending adoption of ASU 2015-07 on the Plan’s financial statements.

In July 2015, the FASB issued ASU No. 2015-12, “(Part I) Fully Benefit-Responsive Investment Contracts, (Part II) Plan Investment Disclosures, (Part III) Measurement Date Practical Expedient” The ASU (i) requires a pension plan to use contract value as the only measure for fully benefit-responsive investment contracts, (ii) requires an employee benefit plan to disaggregate its investments only by general type and eliminates the requirement to disaggregate by nature, characteristics and risks of the investment, eliminates the requirement to disclose the net appreciation or depreciation in fair value of investments by general type, eliminates the requirement to disclose individual investments with a value equal to or greater than 5% of net assets available for benefits, and eliminates the requirement to disclose the fair value information about significant investment strategies for an investment in a fund that files an annual report on Form 5500 as a direct filing entity when that investment is measured using the net asset value per share practical expedient, and (iii) allows a plan with a fiscal year end that does not end at the end of a calendar month to measure its investments and investment-related accounts using the month end closest to its fiscal year end. The ASU is effective for fiscal years beginning after December 31, 2015, with early application permitted. An entity is required to apply the amendments retrospectively for all statements presented. The adoption of ASU 2015-12 has changed the presentation of the financial statements but does not have any effect on the changes in net assets or the financial position of the Plan.

(c)	Investment Valuation and Income Recognition

The investments in all Funds of the Plan are reported at fair value. Fair value is the price that would be received upon the sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Investments are reflected at fair value in the financial statements, except for fully benefit-responsive investment contracts which are stated at contract value. Security transactions are recorded as of the trade date. Interest income is recorded on the accrual basis. Dividends are recorded as of the ex-dividend date.

(d)	Notes Receivable From Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant notes are reclassified as distributions based upon the terms of the Plan. Interest income on notes receivable from participants is recorded when it is earned.

(d)	Payment of Benefits

Benefits are recorded when paid.

CENTERPOINT ENERGY SAVINGS PLAN

Notes to Financial Statements

December 31, 2015 and 2014

(e)	Plan Expenses

Direct Plan expenses such as trustee, recordkeeping, auditing and investment management fees and certain general administrative expenses are paid from the Plan assets. These expenses are shown as a separate component in the Statement of Changes in Net Assets Available for Plan Benefits. Plan expenses other than the aforementioned items are included as a component of investment gains and losses and reported on Schedule C of Form 5500 as indirect compensation.

3.	Fair Value Measurements

FASB ASC 820, Fair Value Measurements and Disclosures establishes a framework for measuring fair value as it relates to financial assets and liabilities and to non-financial assets and liabilities measured at fair value on a recurring basis. That framework provides a three-level valuation hierarchy based upon observable and unobservable inputs, with preference given to observable inputs. The three levels of the fair value hierarchy under FASB ASC 820 are described below:

Level 1	Inputs are unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2	Inputs, other than quoted prices included in Level 1, are observable either directly or indirectly. Level 2 inputs include quoted prices for similar instruments in active markets, and inputs other than quoted prices that are observable for the assets or liabilities; and

Level 3	Inputs are unobservable for the asset or liability, and include situations where there is little, if any, market activity for the asset or liability. Unobservable inputs reflect the Plan’s judgments about the assumptions market participants would use in pricing the asset or liability since limited market data exists. Unobservable inputs are based on the best information available in the circumstances, which might include the Plan’s own data.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2015 and 2014:

Common stocks	Valued at the closing price reported on the active market in which the individual securities are traded.

Mutual funds	Valued at the net asset value of shares held by the Plan. The share value is based on the market quoted price at the end of the day.

Common or collective trust funds	Valued at the net asset value of units held by the Plan, and generally include the use of significant observable inputs in determining the unit value.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

CENTERPOINT ENERGY SAVINGS PLAN

Notes to Financial Statements

December 31, 2015 and 2014

The following tables set forth by level, within the fair value hierarchy, the Plan’s investments at fair value as of December 31, 2015 and 2014:

	Investments at Fair Value as of December 31, 2015
	Level 1	Level 2	Level 3	Total
Common stocks	$320,890,303	$—	$—	$320,890,303
Mutual funds	339,308,364	—	—	339,308,364
Common or collective trust funds	—	898,061,579	—	898,061,579

Total investments at fair value	$660,198,667	$898,061,579	—	$1,558,260,246

	Investments at Fair Value as of December 31, 2014
	Level 1	Level 2	Level 3	Total
Common stocks	$422,429,916	$—	$—	$422,429,916
Mutual funds	384,233,450	—	—	384,233,450
Common or collective trust funds	—	988,167,805	—	988,167,805

Total investments at fair value	806,663,366	988,167,805	—	$1,794,831,171

4.	Fair Value of Investments in Entities that Use Net Asset Value

The following tables set forth a summary of the Plan’s investments with a reported Net Asset Value (NAV) as of December 31, 2015 and 2014:

	Fair Value Estimated Using Net Asset Value per Share December 31, 2015
	Fair Value	Unfunded Commitment	Redemption Frequency	Redemption Notice Period
Northern Trust Collective Short Term Investment Fund(1)	$16,875,131	$—	Daily	Same Day
BlackRock Equity Index Fund(2)	218,859,439	—	Daily	(12)
BlackRock Russell 1000 Growth Index Fund(3)	73,642,526	—	Daily	(12)
BlackRock Russell 1000 Value Index Fund(4)	57,861,279	—	Daily	(12)
BlackRock Russell 2000 Index Fund(5)	19,617,082	—	Daily	(12)
BlackRock MSCI ACWI Ex-US Index Fund(6)	18,486,490	—	Daily	(12)
Mellon EB Daily Liquidity Aggregate Bond Index Fund(8)	50,350,501	—	Daily	(13)
Harding Loevner Intl Equity Fund(7)	41,225,188	—	Daily	(15)
Vanguard Target Date Retirement Funds(10)	389,622,329	—	Daily	(15)
Wellington Small Cap Opportunities Portfolio(11)	22,089,463	—	Daily	(16)

CENTERPOINT ENERGY SAVINGS PLAN

Notes to Financial Statements

December 31, 2015 and 2014

	Fair Value Estimated Using Net Asset Value per Share December 31, 2014
	Fair Value	Unfunded Commitment	Redemption Frequency	Redemption Notice Period
Northern Trust Collective Short Term Investment Fund(1)	$14,276,069	$—	Daily	Same Day
BlackRock Equity Index Fund(2)	251,751,734	—	Daily	(12)
BlackRock Russell 1000 Growth Index Fund(3)	73,260,127	—	Daily	(12)
BlackRock Russell 1000 Value Index Fund(4)	62,001,856	—	Daily	(12)
BlackRock Russell 2000 Index Fund(5)	22,221,470	—	Daily	(12)
BlackRock MSCI ACWI Ex-US Index Fund(6)	22,503,960	—	Daily	(12)
Mellon EB Daily Liquidity Aggregate Bond Index Fund(8)	67,139,112	—	Daily	(13)
Thornburg International Equity Fund(9)	51,303,218	—	Daily	(14)
Vanguard Target Date Retirement Funds(10)	404,990,893	—	Daily	(15)
Wellington Small Cap Opportunities Portfolio(11)	30,452,208	—	Daily	(16)

(1)	The fund is composed of high-grade money market instruments with short maturities. The objective is to provide an investment vehicle for cash reserves while offering a competitive rate of return. The fund uses high quality securities with the emphasis on providing liquidity for redemption of units on any business day while preserving the principal. Within quality, maturity and sector diversification guidelines, investments are made in those securities with the most attractive yields.
(2)	This fund seeks to match the performance of the S&P 500 Index by investing in stocks that make up the index. The S&P 500 Index is an unmanaged, market-weighted index that consists of the 500 largest publicly traded companies and is considered representative of the broad U.S. stock market.
(3)	The investment objective is to track the performance of the Russell 1000 Growth Index by investing in a diversified sample of stocks that make up the index which is comprised of the large-cap growth segment of the U.S. equities with higher price-to-book value ratios and higher forecasted growth values.
(4)	The investment objective is to track the performance of the Russell 1000 Value Index by investing in a diversified sample of stocks that make up the index which is comprised of the large-cap value segment of the U.S. equities with lower price-to-book value ratios and lower forecasted growth values.
(5)	The investment objective is to track the performance of the Russell 2000 Index by investing in a diversified sample of stocks that make up the index which is comprised of the 2000 smallest companies in the Russell 3000 Index.
(6)	The investment objective is to track the performance of the Morgan Stanley Capital International All Country World Ex-U.S. Index by investing in a diversified sample of stocks that make up the index which is comprised of stocks representing approximately 43 country stock markets, excluding the U.S. market while including Canada and the emerging markets.
(7)	The investment objective is to seek long term capital appreciation through investments in equities of companies based outside of United States that are growing, well managed, financially strong and possess clear competitive advantages.
(8)	The investment objective is to track the performance of the Barclays Capital U.S. Aggregate Bond Index by investing in a representative portfolio that matches the industry allocation, quality and duration of such index.
(9)	The investment objective is to seek long-term capital appreciation by investing in a diversified portfolio of international equities that is benchmarked against the Morgan Stanley Capital International Europe, Australasia, and Far East Index.
(10)	These funds invest in funds with a mix of common stocks and fixed income securities using an asset allocation strategy that will become more conservative over time.

CENTERPOINT ENERGY SAVINGS PLAN

Notes to Financial Statements

December 31, 2015 and 2014

(11)	The investment objective is to seek long-term (more than five years) total return in excess of the Russell 2000 Index by focusing on stock selection through bottom-up analysis.
(12)	A redemption resulting from the aggregate daily activities of Participants generally requires same-day notice. A redemption initiated by the Committee requires up to three business days’ notice, depending on the applicable fund. Redemption is generally settled in cash on the business day following the redemption date but may be settled in kind three business days following the redemption date.
(13)	Same-day notice is generally permitted for a redemption resulting from the aggregate daily activities of Participants and a redemption initiated by the Committee. Redemption is generally settled on the business day following the redemption date and may be settled in kind.
(14)	The Committee must provide at least five business days’ notice of redemption. Redemption is generally settled within ten business days of the redemption date and may be settled in kind. Redemption may be limited to a maximum of the greater of $2,000,000 or five percent of the value of the assets in the Thornburg International Equity Fund.
(15)	A redemption resulting from the aggregate daily activities of Participants generally requires same-day notice and settles on the business day following the redemption date. A redemption initiated by the Committee generally requires same-day notice, settles as soon as practicable and may be settled in kind.
(16)	The Committee must provide at least ten business days’ notice of redemption. A longer notice period may be required. Redemption is settled within a reasonable time following the redemption date and may be settled in kind.

5.	Investments

The Plan has significant holdings of Company common stock. As a result, the values of the Plan’s investments may be materially impacted by the changes in the fair value of this security.

Stable	Value Fund

The Stable Value Fund utilizes synthetic guaranteed investment contracts (Synthetic GICs). A Synthetic GIC includes a wrap contract issued by an insurance company or other financial institution and a portfolio of fixed income assets that are owned by the Stable Value Fund. The wrap contract provides that realized and unrealized gains and losses on the assets covered by the wrap contract are not reflected immediately in the net assets of the Stable Value Fund, but rather are amortized over the duration of the assets or other agreed upon period, through adjustments to the future interest crediting rates. The wrap contract provides a guarantee that all qualified participant withdrawals will occur at contract value which represents contributions made under the contract, plus earnings, less withdrawals made under the contract and administrative expenses. As of December 31, 2015, the investments held by the Stable Value Fund consist of:

Synthetic guaranteed investment contracts	$203,181,015
Traditional investment contract s	10,567,850

Total contract value	$213,748,865

Wrap contracts provide that withdrawals associated with certain events not in the ordinary course of fund operations may be paid at market rather than contract value. Examples of such circumstances may include significant plan design changes, complete or partial plan terminations, severance programs, early retirement programs, the closing or sale of a subsidiary, bankruptcy of the plan sponsor or the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The Plan Administrator does not believe the occurrence of the above events that would limit the Plan’s ability to conduct transactions with Participants at contract value is probable.

CENTERPOINT ENERGY SAVINGS PLAN

Notes to Financial Statements

December 31, 2015 and 2014

6.	Risks and Uncertainties

The Plan provides for investments in Company common stock, commingled and mutual funds and other investments. Investments, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risk. Due to the level of risk associated with certain investments, it is reasonably possible that changes in the values of investments will occur in the near term and that such changes could materially affect the amounts reported in the Statements of Net Assets Available for Benefits and Participant account balances. Rates of return will vary, and returns will depend on the market value of the Plan’s investments.

7.	Tax Status

The IRS has determined and informed the Company by letter dated September 13, 2013 that the Plan is qualified and the trust fund established is tax-exempt under the appropriate sections of the IRC. Although the Plan has been amended and restated since receiving the determination letter, the Plan Administrator and the Plan sponsor’s counsel believe these amendments have not adversely affected the Plan’s qualified status and the related trust’s tax-exempt status as of the financial statement date.

GAAP requires the Plan Administrator to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2015 and 2014, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by the IRS; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes it is generally no longer subject to income tax examinations for years prior to 2012.

8.	Related Party Transactions

During 2015, the Plan purchased and sold shares of the Company’s common stock and units of short-term investment funds managed by the Trustee as temporary investments (party-in-interest transactions) as shown below:

Purchases	Company Common Stock	$234,986,882
	Northern Trust Collective Short Term Investment Fund	762,144,605
Sales	Company Common Stock	$251,659,608
	Northern Trust Collective Short Term Investment Fund	759,545,229

9.	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of Net Assets Available for Benefits per the financial statements to Form 5500:

	2015	2014
Net Assets Available for Benefits per the financial statements	$1,811,054,545	$2,090,679,104
Adjustment from contract value to fair value for fully benefit-responsive contracts	—	2,544,702

Net Assets per Form 5500	$1,811,054,545	$2,093,223,806

The following is a reconciliation of the Increase in Net Assets Available for Benefits per the financial statements to Form 5500 for the year ended December 31, 2015:

Increase in Net Assets Available for Benefits per the financial statements	$(279,624,559)
Adjustment to reverse fair value adjustment for fully benefit-responsive contracts related to prior year	(2,544,702)
Adjustment from contract value to fair value for fully benefit-responsive contracts	—

Net Income per Form 5500	$(282,169,261)

CENTERPOINT ENERGY SAVINGS PLAN

EIN 74-0694415 PLAN 015

SCHEDULE H, LINE 4i

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2015

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(e) Current value
	COMMON OR COLLECTIVE TRUSTS
	BLACKROCK	EQUITY INDEX FUND	$218,859,439
	BLACKROCK	MSCI ACWI EX US INDEX FUND	18,486,490
	BLACKROCK	RUSSELL 1000 GROWTH INDEX FUND	73,642,526
	BLACKROCK	RUSSELL 1000 VALUE INDEX FUND	57,861,279
	BLACKROCK	RUSSELL 2000 INDEX FUND	19,617,082
**	GSAM STABLE VALUE, LLC	TERM FUND 2015	250,512
**	GSAM STABLE VALUE, LLC	TERM FUND 2016	20,017,167
**	GSAM STABLE VALUE, LLC	TERM FUND 2017	25,827,513
**	GSAM STABLE VALUE, LLC	TERM FUND 2018	26,301,685
**	GSAM STABLE VALUE, LLC	TERM FUND 2019	19,252,813
**	GSAM	INTERMEDIATE CORE FUND	43,243,436
**	GSAM	SHORT GOV’T CREDIT FUND	20,884,874
**	LOOMIS SAYLES	INTERMEDIATE GOV’T CREDIT FUND	31,860,076
	MELLON BANK	EB DAILY LIQUIDITY AGGREGATE BOND FUND	50,350,501
**	NORTHERN TRUST	SHORT TERM INVESTMENT FUND	10,567,852
*	NORTHERN TRUST	SHORT TERM INVESTMENT FUND	6,307,279
**	PRUDENTIAL	CORE CONSERVATIVE INTER BOND FUND	15,542,937
	HARDING LOEVNER	INTL EQUITY COLLECTIVE INVESTMENT FUND	41,225,188
	VANGUARD	TARGET RETIREMENT 2010 TRUST II FUND	4,404,754
	VANGUARD	TARGET RETIREMENT 2015 TRUST II FUND	24,257,449
	VANGUARD	TARGET RETIREMENT 2020 TRUST II FUND	25,025,641
	VANGUARD	TARGET RETIREMENT 2025 TRUST II FUND	46,260,987
	VANGUARD	TARGET RETIREMENT 2030 TRUST II FUND	19,985,201
	VANGUARD	TARGET RETIREMENT 2035 TRUST II FUND	61,591,144
	VANGUARD	TARGET RETIREMENT 2040 TRUST II FUND	41,431,333
	VANGUARD	TARGET RETIREMENT 2045 TRUST II FUND	72,762,759
	VANGUARD	TARGET RETIREMENT 2050 TRUST II FUND	47,746,276
	VANGUARD	TARGET RETIREMENT 2055 TRUST II FUND	33,914,430
	VANGUARD	TARGET RETIREMENT 2060 TRUST II FUND	2,503,188
	VANGUARD	TARGET RETIREMENT INCOME TRUST II FUND	9,739,168
	WELLINGTON MANAGEMENT	SMALL CAP OPPORTUNITIES PORTFOLIO	22,089,463
	SUBTOTAL		$1,111,810,442

	COMMON STOCK
	AAR CORP	COMMON STOCK	$274,625
	ALBANY INTL CORP	COMMON STOCK	373,541
	ALEXANDER & BALDWIN INC	COMMON STOCK	315,671
	ALTISOURCE RESIDENTIAL CORP	COMMON STOCK	180,565
	ARGAN INC	COMMON STOCK	91,271
	ATLC TELE-NETWORK INC	COMMON STOCK	336,467
	B & G FOODS INC	COMMON STOCK	208,474
	BOB EVANS FARMS INC	COMMON STOCK	266,123

CENTERPOINT ENERGY SAVINGS PLAN

EIN 74-0694415 PLAN 015

SCHEDULE H, LINE 4i

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2015

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(e) Current value

	BROOKDALE SR LIVING INC	COMMON STOCK	149,249
	CASEYS GEN STORES INC	COMMON STOCK	473,369
*	CENTERPOINT ENERGY INC	COMMON STOCK	311,072,995
	CHEMTURA CORP	COMMON STOCK	329,449
	CLEARWATER PAPER CORP	COMMON STOCK	261,570
	CORE-MARK HLDG CO INC	COMMON STOCK	442,066
	CUBIC CORP	COMMON STOCK	184,842
	DARLING INGREDIENTS INC	COMMON STOCK	278,833
	ESTERLINE TECHNOLOGIES CORP	COMMON STOCK	286,092
	H & E EQUIP SVCS INC	COMMON STOCK	199,587
	IBERIABANK CORP	COMMON STOCK	334,826
	INNOPHOS HLDGS INC	COMMON STOCK	228,797
	KULICKE & SOFFA INDS INC	COMMON STOCK	345,490
	MASONITE INTL CORP	COMMON STOCK	253,370
	MUELLER INDS INC	COMMON STOCK	302,165
	NORTHWEST BANCSHARES INC	COMMON STOCK	384,829
	OLD NATL BANCORP IND	COMMON STOCK	287,689
	OMEGA HEALTHCARE INVS INC	COMMON STOCK	260,426
	OMNICELL INC	COMMON STOCK	335,540
	OWENS ILL INC	COMMON STOCK	233,776
	PORTLAND GENERAL ELECTRIC CO	COMMON STOCK	97,908
	PRESTIGE BRANDS HLDGS INC	COMMON STOCK	478,404
	REDWOOD TR INC	COMMON STOCK	254,628
	SENSIENT TECHNOLOGIES CORP	COMMON STOCK	464,868
	SHENANDOAH TELECOMMUNICATIONS	COMMON STOCK	94,323
	STAMPS COM INC	COMMON STOCK	207,163
	TIDEWATER INC	COMMON STOCK	57,350
	TUTOR PERINI CORP	COMMON STOCK	201,667
	UNIFIRST CORP MASS	COMMON STOCK	342,297
	SUBTOTAL		$320,890,305

	MUTUAL FUND
	LSV ASSET MANAGEMENT	VALUE EQUITY FUND	$58,736,530
	LOOMIS SAYLES	FIXED INCOME FUND	49,982,442
	PIMCO	TOTAL RETURN FUND	128,187,855
	T ROWE PRICE	INSTITUTIONAL LARGE CAP GROWTH FUND	75,115,193
	TEMPLETON INVESTMENTS	FOREIGN EQUITY SERIES	27,286,344
	SUBTOTAL		$339,308,364

	TOTAL PLAN INVESTMENTS AT FAIR VALUE		$1,772,009,111

*	NOTES RECEIVABLE FROM PARTICIPANTS
	CENTERPOINT ENERGY SAVINGS PLAN	LOANS ISSUED AT INTEREST RATE OF 4.25% WITH VARIOUS MATURITIES	$35,509,821

*	PARTY-IN-INTEREST
**	INVESTMENT AT CONTRACT VALUE BEING DEEMED AT FAIR VALUE

HISTORICAL COST INFORMATION IN COLUMN (D) IS NOT PRESENTED BECAUSE THE INVESTMENTS DISPLAYED ARE PARTICIPANT-DIRECTED.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

CENTERPOINT ENERGY SAVINGS PLAN

By	/s/ Joseph B. McGoldrick
(Joseph B. McGoldrick, Chairman of the Benefits Committee of CenterPoint Energy, Inc., Plan Administrator)

June 23, 2016